Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 1, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Suzanne Hayes

Re:                             BeiGene, Ltd.
Form 10-K
Filed March 22, 2017
File No. 001-37686

Dear Ms. Hayes:

This letter is being submitted on behalf of BeiGene, Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed March 22, 2017 (the “2016 Annual Report”), as set forth in your letter dated July 12, 2017 addressed to Mr. Oyler, Chief Executive Officer and Chairman of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

Our Clinical-Stage Drug Candidates, page 7

1.              The tables included on pages 7 and 8 do not clearly depict the development status of your product candidates. For example:

•                  To depict the stage of development, you have used the terms “Dose Escalation,” “Dose Expansion,” “Registration Trials,” “CTA Approval” and “Dose Confirmation/Expansion.” These terms are not defined and it is not clear how these terms correlate with the phases of clinical development described later in your document.

•                  It is not clear from your tables how many phases of clinical development remain. Your table should depict all trials completed and all trials you must conduct prior to approval.

•                  The first table on page 8 depicts the trials in China. It is unclear where the trials depicted in the other tables occurred.

•                  With respect to the columns labeled “Potential Differentiation,” it is not clear what you are differentiating.

In future filings, please revise your tables to address these issues.

RESPONSE:  In response to the Staff’s comment, the Company proposes to revise the tables on pages 7 and 8 of the 2016 Annual Report in future filings as set forth on Exhibit A attached hereto. The Company intends to reflect these changes in its Annual Report for the fiscal year ending December 31, 2017, and in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable.

2.              We note your disclosure on page 34 that initial analysis of data from your Phase 1 trials suggests that BGB-283 is well-tolerated with a favorable safety profile. In future filings, please remove references to “favorable” safety profiles. Your characterization that your drug candidate’s safety profile is “favorable” is a conclusion that is within the authority of the applicable regulatory authority.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and will revise its disclosures to remove the word “favorable” in all future filings by the Company under the Exchange Act, where such disclosure is applicable.

PRC Regulation, page 61

3.              We note your disclosures on page 63 that you “may” file an application for special examination and approval at the Clinical Trial Application stage, that registration applications for your four lead product candidates are filed under Category 1 and that the CFDA has approved your Clinical Trial Applications for your four lead product candidates. In future filings, please clarify the status of your registration applications, including whether you have secured special examination and approval under applicable regulations for any of your product candidates.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and submits to the Staff that all four lead product candidates (i.e., BGB-3111, BGB-A317, BGB-290 and BGB-283) have obtained approval for special examination and approval from the Center for Drug Evaluation of the China Food and Drug Administration, which enables the Company to pursue a more expedited path to approval in China.  The Company will revise its disclosures in all future filings by the Company under the Exchange Act, where such disclosure is applicable.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

Enclosures

cc:                                John V. Oyler, Chief Executive Officer and Chairman, BeiGene, Ltd.

Howard Liang, Chief Financial Officer and Chief Strategy Officer, BeiGene, Ltd.

Scott A. Samuels, Senior Vice President, General Counsel, BeiGene, Ltd.

Mitchell S. Bloom, Goodwin Procter LLP

Qing Nian, Goodwin Procter LLP

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Exhibit A

Proposed Revised Disclosure

The following table summarizes the status of our clinical pipeline globally and in China:

*Some indications will not require a non-registrational Phase 2 clinical trial prior to beginning registrational Phase 2 or 3 clinical trials.

**Phase 3 confirmatory clinical trials are required for accelerated approvals based on Phase 2 registrational clinical trials.

(1) Entered into a collaboration with Celgene, that has not yet closed, to grant Celgene the rights to develop and commercialize in solid tumors in the United States, European Union, Japan and the rest-of-world outside of Asia.

(2) Limited collaboration with Merck KGaA.

The following table summarizes the status of our combination therapy pipeline:

*Some indications will not require a non-registrational Phase 2 clinical trial prior to beginning registrational Phase 2 or 3 trials.

**Phase 3 confirmatory clinical trials are required for accelerated approvals based on Phase 2 registrational clinical trials.